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Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-191424
October 29, 2013

58.com Inc.

        58.com Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146 (calling these numbers is not toll-free outside the United States). You may also access the company's most recent prospectus dated October 29, 2013, which is included in Amendment No. 5 to the Company's registration statement on Form F-1, as filed with the SEC via EDGAR on October 29, 2013, or Amendment No. 5, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1525494/000104746913010032/a2217188zf-1a.htm.

        The following information supplements and updates the information contained in the Company's preliminary prospectus dated October 28, 2013. All references to page numbers are to page numbers in Amendment No. 5.

Increase in the estimated initial public offering price range

        The estimated initial public offering price range, as stated in the preliminary prospectus dated October 28, 2013, was between $13.00 and $15.00 per ADS. The estimated initial public offering price range has now been changed to between $15.00 and $16.00 per ADS.

        In light of the above change, we have revised the disclosures that are contingent on the estimated initial public offering price range in Amendment No. 5 to the Company's registration statement on Form F-1 filed with the SEC on October 29, 2013. Set forth below are the revised (1) prospectus front cover page; (2) the paragraph titled "Offering price," "Concurrent private placement" and "Ordinary shares outstanding immediately after this offering" under the "Prospectus Summary—The Offering" section on page 11 and the last paragraph at the end of the "Prospectus Summary—The Offering" section on page 12; (3) the summary data of consolidated balance sheet in the "Prospectus Summary—Our Summary Consolidated Financial Data" section from page 16; (4) the risk factor titled "Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial." in the "Risk Factors" section on pages 49 and 50; (5) the risk factor titled "Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution." in the "Risk Factors" section on pages 50 and 51; (6) the "Use of Proceeds" section on page 58; (7) "Capitalization" section on pages 60 and 61; (8) the "Dilution" section on pages 62 and 63; (9) the second paragraph under the "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk" section on page 97; (10) the "Principal Shareholders" section on pages 139 to 142; (11) the third paragraph under the "Description of Share Capital" section on page 144; (12) the first paragraph under the "Shares Eligible for Future Sale" section on page 167; and (13) the "Expenses Relating to This Offering" section on page 183.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchanges Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued October 29, 2013

11,000,000 American Depositary Shares

58.com Inc.

REPRESENTING 22,000,000 CLASS A ORDINARY SHARES

58.com Inc. is offering 11,000,000 American Depositary Shares, or ADSs. Each ADS represents two Class A ordinary shares, par value $0.00001 per share. This is our initial public offering and no public market exists for our ADSs or our ordinary shares. We anticipate the initial public offering price of the ADSs will be between $15.00 and $16.00 per ADS.

Upon the completion of this offering, we will have a dual class ordinary share structure. Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Holders of Class A and Class B ordinary shares will vote together as one class on all matters that require shareholders' approval. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Upon the completion of this offering, our existing shareholders will own an aggregate of 131,811,987 Class B ordinary shares, which will represent 98.2% of the then total voting power of our outstanding shares.

We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

We have applied for the listing of our ADSs on the NYSE under the symbol "WUBA."

Investing in our ADSs involves risks. See "Risk Factors" beginning on page 17.

PRICE $            AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to 58.com Inc.
Per ADS	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an aggregate of 1,650,000 additional ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on                           , 2013.

MORGAN STANLEY	CREDIT SUISSE	CITIGROUP

PACIFIC CREST SECURITIES

                           , 2013

 THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$15.00 and US$16.00 per ADS.
Concurrent Private Placement

Concurrently with, and subject to, the completion of this offering, DCM Hybrid RMB Fund, L.P., a fund affiliated with DCM V, L.P., our existing shareholder, has agreed to purchase from us US$15.0 million in Class A ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio. Assuming an initial offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, this investor will purchase 1,935,484 Class A ordinary shares from us. Our proposed issuance and sale of Class A ordinary shares to this investor are being made through private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. The investor has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placement for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Ordinary shares outstanding immediately after this offering
We will adopt a dual class ordinary share structure immediately prior to the completion of this offering. Immediately upon the completion of this offering, 155,747,471 ordinary shares (or 159,047,471 ordinary shares if the underwriters exercise their over-allotment option in full) will be outstanding, comprised of (1) 23,935,484 Class A ordinary shares, par value US$0.00001 per share (or 27,235,484 Class A ordinary shares if the underwriters exercise their over-allotment option in full), including 1,935,484 Class A ordinary shares we will issue and sell in the private placement to DCM Hybrid RMB Fund concurrently with this offering, assuming an initial offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus and (2) 131,811,987 Class B ordinary shares, par value US$0.00001 per share (or 131,811,987 Class B ordinary shares if the underwriters exercise their over-allotment option in full). Class B ordinary shares outstanding immediately after the completion of this offering will represent 84.6% of our total outstanding shares and 98.2% of the then total voting power (or 82.9% of our total outstanding shares and 98.0% of the then total voting power if the underwriters exercise their over-allotment option in full).

The number of ordinary shares that will be outstanding immediately after this offering:

•
is based on 131,811,987 ordinary shares outstanding as of the date of this prospectus, assuming conversion of all outstanding series A, series A-1, series B and series B-1 convertible and redeemable preference shares into 87,566,599 Class B ordinary shares immediately prior to the completion of this offering;

•
includes 1,935,484 Class A ordinary shares we will issue and sell in the private placement to DCM Hybrid RMB Fund concurrently with this offering, assuming an initial offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus;

•
excludes 855,794 unissued ordinary shares underlying exercised options; we will issue 855,794 Class A ordinary shares to the option holders after the expiration of the 180-day lock-up period after the completion of this offering; and

•
excludes 12,148,235 Class A ordinary shares reserved for future issuances under our 2010 Employee Stock Option Plan and our 2013 Share Incentive Plan, including 9,841,177 Class A ordinary shares issuable upon exercise of options outstanding as of the date of this prospectus.

 Our Summary Consolidated Financial Data

				As of June 30, 2013
	As of December 31,
						Pro forma as adjusted(2)
	2010	2011	2012	Actual	Pro forma(1)
	(in thousands of US$)
Summary Data of Consolidated Balance Sheets:
Cash, cash equivalents and short-term investments	45,655	45,485	35,647	51,626	51,626	221,344
Total assets	51,426	65,994	56,456	70,925	70,925	240,643
Deferred revenues	4,838	15,399	28,955	39,448	39,448	39,448
Customer advances and deposits	507	3,813	11,040	14,135	14,135	14,135
Total liabilities	11,128	50,016	69,003	82,276	82,276	82,276
Total mezzanine equity	65,627	129,284	139,517	144,898	—	—
Total shareholders' (deficit)/equity	(25,329)	(113,306)	(152,064)	(156,249)	(11,351)	158,367

Notes:

(1)
The consolidated balance sheet data as of June 30, 2013 are adjusted on a pro forma basis to give effect to the automatic conversion of all of our outstanding series A, series A-1, series B and series B-1 preference shares into 87,566,599 Class B ordinary shares immediately prior to the completion of this offering.

(2)
The consolidated balance sheet data as of June 30, 2013 are adjusted on a pro forma as adjusted basis to give effect to (1) the automatic conversion of all of our outstanding series A, series A-1, series B and series B-1 preference shares into 87,566,599 Class B ordinary shares immediately prior to the completion of this offering, (2) the sale of Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$15.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option and (3) the issuance and sale of 1,935,484 Class A ordinary shares in the private placement to DCM Hybrid RMB Fund concurrently with this offering, assuming an initial offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus.

 RISK FACTORS

  Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

        Immediately prior to the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders' vote. We will issue Class A ordinary shares represented by our ADSs in this offering. All of our outstanding shares will be redesignated as Class B ordinary shares immediately prior to the completion of this offering. Due to the disparate voting powers attached to these two classes of ordinary shares, we anticipate that our existing shareholders will collectively own approximately 84.6% of our outstanding ordinary shares immediately after this offering, representing 98.2% of our total voting power, assuming (1) the underwriters do not exercise their over-allotment option to purchase additional ADSs and (2) we issue and sell 1,935,484 Class A ordinary shares in the private placement to DCM Hybrid RMB Fund concurrently with this offering, assuming an initial offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus. Currently, our founder, chairman and chief executive officer, Mr. Jinbo Yao, together with our three largest private equity investors beneficially own an aggregate of 90.8% of our outstanding shares. Upon the completion of this offering, they and their affiliates will beneficially own an aggregate of 78.1% of our outstanding shares, or 76.5% if the underwriters exercise their over-allotment option in full, assuming that we issue and sell 1,935,484 Class A ordinary shares in the private placement to DCM Hybrid RMB Fund concurrently with this offering, assuming an initial offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus.

        As a result of the dual class share structure and the concentration of ownership, our existing shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. For more information regarding our principal shareholders and their affiliated entities, see "Principal Shareholders."

  Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$13.47 per ADS (assuming that no outstanding options to acquire Class A ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$2.03 as of June 30, 2013, after giving effect to this offering and the assumed initial public offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range set forth on the front cover of this prospectus. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$154.7 million, or approximately US$178.5 million if the underwriters exercise in full their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. In addition, we expect to receive net proceeds of approximately US$15.0 million from the concurrent private placement. These estimates are based upon an assumed initial offering price of US$15.50 per ADS, the mid-point of the range shown on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$15.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$10.2 million, or approximately US$11.8 million if the underwriters exercise their option to purchase additional ADSs in full.

        We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, engineering capability, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

        Pending any use as described above, we plan to invest the net proceeds in short-term financial instruments or demand deposits.

        Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries." We currently plan to use a substantial portion of proceeds from this offering to increase the registered capital of Wanglin and 58 Technology and will apply to obtain approval from the Ministry of Commerce or its local counterparts for such increases and register the changes with the State Administration for Industry and Commerce and the SAFE or their local counterparts. We currently do not plan to use the proceeds from this offering to fund the operations of Beijing 58, our consolidated affiliated entity, and its subsidiaries.

 CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2013:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of all of our outstanding series A, series A-1, series B and series B-1 preference shares into 87,566,599 Class B ordinary shares immediately prior to the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (1) the automatic conversion of all of our outstanding series A, series A-1, series B and series B-1 preference shares into 87,566,599 Class B ordinary shares immediately prior to the completion of this offering, (2) the sale of 22,000,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$15.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised) and (3) the issuance and sale of 1,935,484 Class A ordinary shares in the private placement to DCM Hybrid RMB Fund concurrently with this offering, assuming an initial offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2013
	Actual	Pro forma(1)	Pro forma as adjusted(1)
	(in thousands of US$)
Mezzanine equity
Series A preference shares (US$0.00001 par value, 27,028,572 shares authorized, issued and outstanding as of June 30, 2013, and none outstanding on a pro forma basis and on a pro forma as adjusted basis as of June 30, 2013)	9,866	—	—
Series A-1 preference shares (US$0.00001 par value, 19,047,620 shares authorized, issued and outstanding as of June 30, 2013, and none outstanding on a pro forma basis and on a pro forma as adjusted basis as of June 30, 2013)	12,941	—	—
Series B preference shares (US$0.00001 par value, 26,247,412 shares authorized, issued and outstanding as of June 30, 2013, and none outstanding on a pro forma basis and on a pro forma as adjusted basis as of June 30, 2013)	57,766	—	—
Series B-1 preference shares (US$0.00001 par value, 15,243,000 shares authorized, 15,242,995 shares issued and outstanding as of June 30, 2013, and none outstanding on a pro forma basis and on a pro forma as adjusted basis as of June 30, 2013)	64,325	—	—
Shareholders' (deficit)
Ordinary shares (US$0.00001 par value, 4,912,433,396 shares authorized, 44,245,388 shares issued and outstanding on an actual basis, nil Class A ordinary shares and 131,811,987 Class B ordinary shares outstanding on a pro forma basis as of June 30, 2013 and 23,935,484 Class A ordinary shares and 131,811,987 Class B ordinary shares issued and outstanding on a pro forma as adjusted basis)	1	1	2
Additional paid-in capital(2)	—	144,898	314,615
Accumulated (deficit)	(155,733)	(155,733)	(155,733)
Accumulated other comprehensive (loss)	(517)	(517)	(517)

Total shareholders' (deficit)(2)	(156,249)	(11,351)	158,367

Total liabilities, mezzanine equity and shareholders' (deficit)(2)	70,925	70,925	240,643

Notes:

(1)
The pro forma information and the pro forma as adjusted information discussed above are illustrative only. Our additional paid-in capital, total shareholders' deficit and total capitalization upon the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$15.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders' deficit and total capitalization by US$10.2 million.

 DILUTION

        Our net tangible book value as of June 30, 2013 was approximately negative US$0.26 per ordinary share and negative US$0.52 per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

        Without taking into account any other changes in such net tangible book value after June 30, 2013, other than to give effect to (1) the conversion of all of our series A, series A-1, series B and series B-1 preference shares into Class B ordinary shares, which will occur automatically upon the completion of this offering, (2) our issuance and sale of 11,000,000 ADSs in this offering, at an assumed initial public offering price of US$15.50 per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised) and (3) our issuance and sale of 1,935,484 Class A ordinary shares in the private placement to DCM Hybrid RMB Fund concurrently with this offering, assuming an initial offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, our pro forma net tangible book value at June 30, 2013 would have been US$1.02 per outstanding ordinary share, including Class A ordinary shares underlying our outstanding ADSs, or US$2.03 per ADS. This represents an immediate increase in net tangible book value of US$1.11 per ordinary share, or US$2.20 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$6.73 per ordinary share, or US$13.47 per ADS, to purchasers of ADSs in this offering.

        The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$7.75 and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ordinary share	US$	7.75
Net tangible book value per ordinary share	US$	(0.26)
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preference shares	US$	(0.09)
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preference shares this offering and the concurrent private placement as of June 30, 2013	US$	1.02
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$	6.73
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$	13.47

        A US$1.00 change in the assumed public offering price of US$15.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$10.2 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.06 per ordinary share and US$0.13 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.44 per ordinary share and US$0.87 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes, on a pro forma basis as of June 30, 2013, the differences between the shareholders as of June 30, 2013 and the new investors with respect to the number of ordinary shares purchased from us in this offering and the concurrent private placement, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$15.50 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary shares Purchased		Total Consideration
					Average Price Per Ordinary share	Average Price Per ADS
	Number	Percent	Amount	Percent
	(in thousands of US$, except share data)
Existing shareholders	131,811,987	84.6%	117,025	38.7%	0.89	1.78
New investors	23,935,484	15.4%	185,500	61.3%	7.75	15.50

Total	155,747,471	100.0%	302,525	100.0%	1.94	3.88

        A US$1.00 change in the assumed public offering price of US$15.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$11.0 million, US$11.0 million, US$0.07 and US$0.14, respectively, assuming the sale of 11,000,000 ADSs and before deducting underwriting discounts and commissions, and the issuance and sale of 1,935,484 Class A ordinary shares to DCM Hybrid RMB Fund in the private placement concurrently with this offering, assuming an initial offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus.

        The discussion and tables above also assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 9,841,177 Class A ordinary shares issuable upon exercise of outstanding share options, options to purchase 855,794 ordinary shares have been exercised for which we will issue 855,794 Class A ordinary shares to the option holders after the expiration of the 180-day lock-up period, and there are 2,307,058 or more Class A ordinary shares available for future issuance upon the exercise of future grants under our 2010 Employee Stock Option Plan and 2013 Share Incentive Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        We estimate that we will receive net proceeds of approximately US$154.7 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$15.50 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus). Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.1374 to US$1.00 to a rate of RMB6.7511 to US$1.00, will result in an increase of RMB95.0 million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.1374 to US$1.00 to a rate of RMB5.5237 to US$1.00, will result in a decrease of RMB95.0 million in our net proceeds from this offering.

 PRINCIPAL SHAREHOLDERS

        The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of (i) all of our outstanding series A, series A-1, series B and series B-1 preference shares and (ii) all of our outstanding ordinary shares into Class B ordinary shares, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to beneficially own more than 5% of our ordinary shares.

        We will adopt a dual class ordinary share structure immediately prior to the completion of this offering. The calculations in the table below assume that there are 131,811,987 ordinary shares outstanding as of the date of this prospectus and 155,747,471 ordinary shares outstanding immediately after the completion of this offering, including (1) 22,000,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs, (2) 1,935,484 Class A ordinary shares that we will issue and sell in the private placement to DCM Hybrid RMB Fund concurrently with this offering assuming an initial offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, and (3) 131,811,987 Class B ordinary shares redesignated and converted from our outstanding ordinary shares and preference shares, and that the underwriters do not exercise their over-allotment option.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering			Class A Ordinary Shares Beneficially Owned After This Offering			Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number		%(1)	Number		%(2)	Number	%(3)	%(4)
Directors and Executive Officers:**
Jinbo Yao	36,833,708	(5)	27.9	—		—	36,833,708	27.9	27.5
Wensheng Cai(6)	—		—	—		—	—	—	—
Dong Yang(7)	29,758,520	(8)	22.6	—		—	29,758,520	22.6	22.2
Frank Lin(9)	21,848,740	(10)	16.6	—		—	21,848,740	16.6	16.3
Julian Cheng(11)	34,019,403	(12)	25.8	—		—	34,019,403	25.8	25.4
Herman Yu	—		—	—		—	—	—	—
Richard Weidong Ji	—		—	—		—	—	—	—
Hao Zhou	*		*	*		*	—	—	—
Xiaohua Chen(13)	1,464,872		1.1	—		—	1,464,872	1.1	—
Jiandong Zhuang(14)	1,454,044		1.1	—		—	1,454,044	1.1	—
Dong Duan	*		*	*		*	—	—	—
Chuan Zhang	*		*	*		*	—	—	—

All directors and executive officers as a group	123,421,833		93.0	961,462		3.8	122,460,371	92.9	91.3

Principal Shareholders:
Nihao China Corporation	29,418,640	(15)	22.3	—		—	29,418,640	22.3	21.9
WP X Asia Online Investment Holdings Limited(16)	34,019,403	(17)	25.8	—		—	34,019,403	25.8	25.4
SB Asia Investment Fund II L.P.(18)	27,028,572	(19)	20.5	—		—	27,028,572	20.5	20.1
DCM V, L.P. and Affiliates(20)	21,848,740	(21)	16.6	1,935,484	(22)	8.1	21,848,740	16.6	16.4

Notes:

*
Less than one percent of our total outstanding capital.

**
Except for Mr. Wensheng Cai, Mr. Dong Yang, Mr. Frank Lin and Mr. Julian Cheng, the business address of our directors and executive officers is c/o Block E, the North American International Business Center, Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101, People's Republic of China.

(1)
The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying the options held by such person or group exercisable within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person or group prior to this offering is based on (1) 131,811,987 ordinary shares outstanding as of the date of this prospectus, including 87,566,599 ordinary shares convertible from our outstanding preference shares, and (2) the number of ordinary shares underlying options exercisable by such person or group within 60 days of the date of this prospectus.

(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by the sum of (1) 23,935,484, which is the total number of Class A ordinary shares outstanding immediately after the completion of this offering, and (2) the number of Class A ordinary shares that such person or group has the right to acquire within 60 days of the date of this prospectus.

(3)
For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group by 131,811,987, being the total number of Class B ordinary shares outstanding immediately after the completion of this offering.

(4)
For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share on all matters subject to a shareholders' vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(5)
Represents 25,786,084 ordinary shares, 2,801,120 ordinary shares issuable upon the conversion of the same number of series B preference shares, and 831,436 ordinary shares issuable upon the conversion of the same number of series B-1 preference shares that are held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust, and 7,415,068 ordinary shares held by individual shareholders who authorize Mr. Yao to vote these shares on their behalf under power of attorney. Such individuals include all executive officers and employees who became our ordinary shareholders through our employee stock option plan.

(6)
The business address of Mr. Cai is No. 51, Yuan Dang Road, Xiamen, China.

(7)
Mr. Yang is a director of our company appointed by SB Asia Investment Fund II L.P. Mr. Yang disclaims beneficial ownership of shares held by SB Asia Investment Fund II L.P, except to the extent of his pecuniary interest therein. The business address of Mr. Yang is 18/F Tower C, Central International Trade Center, Chaoyang District, Beijing, 100022, China.

(8)
Represents 2,729,948 ordinary shares held by Mr. Yang and 27,028,572 series A preference shares held by SB Asia Investment Fund II L.P.

(9)
Mr. Lin is a director of our company appointed by DCM. Mr. Lin disclaims beneficial ownership of shares held by DCM, except to the extent of his pecuniary interest therein. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, China.

(10)
Represents 18,593,904 ordinary shares issuable upon conversion of the same number of series A-1 preference shares and 2,734,396 ordinary shares issuable upon conversion of the same number of series B preference shares held by DCM V, L.P.; and 453,716 ordinary shares issuable upon conversion of the same number of series A-1 preference shares and 66,724 ordinary shares issuable upon conversion of the same number of series B preference shares held by DCM Affiliates Fund V, L.P.

(11)
Mr. Cheng is a director of our company appointed by WP X Asia Online Investment Holdings Limited. Mr. Cheng disclaims beneficial ownership of shares held by WP X Asia Online Investment Holdings Limited, except to the extent of his pecuniary interest therein. The business address of Mr. Cheng is Suite 6703, Two IFC, 8 Finance Street, Central, Hong Kong.

(12)
Represents 19,607,844 ordinary shares issuable upon conversion of the same number of series B preference shares and 14,411,559 ordinary shares issuable upon conversion of the same number of series B-1 preference shares held by WP X Asia Online Investment Holdings Limited.

(13)
Mr. Chen has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Chen currently owns through Trumpway Limited, a British Virgin Islands company wholly owned by Mr. Chen.

(14)
Mr. Zhuang has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Zhuang currently owns through Magic Mirror Holdings Limited, a British Virgin Islands company wholly owned by Mr. Zhuang.

(15)
Represents 25,786,084 ordinary shares, 2,801,120 ordinary shares issuable upon the conversion of the same number of series B preference shares, and 831,436 ordinary shares issuable upon the conversion of the same number of series B-1 preference shares that are held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust.

(16)
WP X Asia Online Investment Holdings Limited is a wholly-owned subsidiary of Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P., both Delaware limited partnerships (collectively, "WP X"). Warburg Pincus LLC ("WP LLC"), a New York limited liability company, is the manager of WP X. Warburg Pincus Partners, LLC, a New York limited liability company ("WP Partners") and a direct subsidiary of Warburg Pincus & Co., a New York general partnership ("WP"), is the general partner of WP X. Charles R. Kaye and Joseph P. Landy are managing general partners of WP. The general partners of WP disclaim beneficial ownership of the shares held by WP X Asia Online Investment Holdings Limited, except to the extent of each person's pecuniary interest therein. The business address of WP X Asia Online Investment Holdings Limited is 2/F Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(17)
Represents 19,607,844 ordinary shares issuable upon conversion of the same number of series B preference shares and 14,411,559 ordinary shares issuable upon conversion of the same number of series B-1 preference shares held by WP X Asia Online Investment Holdings Limited, a British Virgin Islands company.

(18)
Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of series A preference shares. Pursuant to section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of our shares held by SB Asia Investment Fund II L.P. The registered address of SB Asia Investment Fund II L.P. is P.O. Box 309GT, Ugland House, South Church, George Town, Grand Cayman, Cayman Islands.

(19)
Represents 27,028,572 ordinary shares issuable upon conversion of the same number of series A preference shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership.

(20)
The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P. whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell and Peter W. Moran, the directors of DCM International V, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM V, L.P. and DCM Affiliates Fund V, L.P., except to the extent of each person's pecuniary interest therein. The business address of DCM V, L.P. and DCM Affiliates Fund V, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(21)
Represents 18,593,904 ordinary shares issuable upon conversion of the same number of series A-1 preference shares and 2,734,396 ordinary shares issuable upon conversion of the same number of series B preference shares held by DCM V, L.P.; and 453,716 ordinary shares issuable upon conversion of the same number of series A-1 preference shares and 66,724 ordinary shares issuable upon conversion of the same number of series B preference shares held by DCM Affiliates Fund V, L.P.

(22)
Represents 1,935,484 Class A ordinary shares that DCM Hybrid RMB Fund will purchase in the private placement concurrently with this offering, assuming an initial offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus.

        As of the date of this prospectus, none of our outstanding ordinary shares and preference shares are held by record holders in the United States. Upon the completion of this offering, we will have a dual class ordinary share structure. Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Holders of Class A and Class B ordinary shares will vote together as one class on all matters subject to a shareholders' vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. We will issue Class A ordinary shares represented by our ADSs in this offering. All of our existing ordinary shares will be redesignated as Class B ordinary shares and all of our outstanding preference shares will be redesignated or automatically converted into Class B ordinary shares on a one-for-one basis immediately prior to completion of this offering. All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for a description of issuances of our ordinary shares and preference shares that have resulted in significant changes in ownership held by our major shareholders.

 DESCRIPTION OF SHARE CAPITAL

        We plan to adopt an amended and restated memorandum and articles of association, which will become effective and replace the current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our post-offering amended and restated memorandum and articles of association will provide that, upon the closing of this offering, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital upon completion of the offering will be US$50,000 divided into 4,800,000,000 Class A ordinary shares of a par value of US$0.00001 each and 200,000,000 Class B ordinary shares of a par value of US$0.00001 each. All outstanding ordinary shares and all outstanding preference shares will be automatically redesignated or converted into Class B ordinary shares on a one-for-one basis immediately prior to the completion of the offering. Immediately upon the completion of this offering, we will have 131,811,987 Class B ordinary shares outstanding. We will issue 22,000,000 Class A ordinary shares represented by our ADSs in this offering, assuming that the underwriters do not exercise their over-allotment option, and 1,935,484 Class A ordinary shares in the private placement concurrent with this offering. All options, regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 11,000,000 ADSs outstanding, representing approximately 14.1% of our total outstanding Class A and Class B ordinary shares, which (1) assume the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (2) include the 1,935,484 Class A ordinary shares we issue and sell through a concurrent private placement to DCM Hybrid RMB Fund, which number of shares has been calculated assuming an initial public offering price of US$15.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

 EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, all amounts are estimates.

SEC registration fee	US$	27,210
NYSE listing fee		125,000
FINRA filing fee		30,860
Printing and engraving expenses		230,000
Legal fees and expenses		1,908,000
Accounting fees and expenses		1,268,000
Miscellaneous		257,930

Total	US$	3,847,000

QuickLinks

58.com Inc.
THE OFFERING
Our Summary Consolidated Financial Data
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF SHARE CAPITAL
SHARES ELIGIBLE FOR FUTURE SALE
EXPENSES RELATING TO THIS OFFERING